Exhibit 99.1

NEWS RELEASE

NASDAQ:EU

TSXV:EU

November 25, 2024

www.encoreuranium.com

Not for Distribution in the United States

enCore Energy Increases Investment in Nuclear Fuels Inc.

November 25, 2024 – Dallas, Texas – enCore Energy Corp. (NASDAQ:EU|TSXV:EU) (the “Company” or “enCore”), reports today the acquisition of 5,200,000 Units of Nuclear Fuels Inc. (CSE:NF | OTCQX:NFUNF) (“Nuclear Fuels”) at a price of $0.40 per Unit for the aggregate purchase price of $2,080,000 pursuant to a ‘bought deal’ private placement as previously announced (NF NR dated November 5/24) and completed by Nuclear Fuels on November 20, 2024 (the “Offering”). Following the Offering, enCore now holds 16,690,543 common shares of Nuclear Fuels representing approximately 17.05% of the issued and outstanding common shares of Nuclear Fuels on an undiluted basis, and up to 19.9% on a partially diluted basis including shares underlying warrants available for exercise.

enCore acquired the securities of Nuclear Fuels for investment purposes, and may, depending on market and other conditions, increase or decrease its beneficial ownership of Nuclear Fuels’ securities, whether in the open market, by privately negotiated agreements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

The disclosure respecting enCore’s security holdings of Nuclear Fuels contained in this press release is made pursuant to National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues and National Instrument 62-104 - Take-Over Bids and Issuer Bids, and a report respecting the above acquisition will be filed with the applicable securities regulatory authorities and will be available for viewing under enCore and Nuclear Fuels’ profiles on the SEDAR+ website at www.sedarplus.ca.

For further information:

William M. Sheriff

Executive Chairman

972-333-2214

info@encoreuranium.com

www.encoreuranium.com

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, statements regarding the Company’s anticipated increase in revenue from Alta Mesa production, statements regarding the Company’s projected cost/revenue ratio, statements regarding future plant feed development for Rosita, future nuclear industry outlook, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the Company’s ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including achieving expected levels of production at Rosita and Alta Mesa in the planned time frame or at all; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company’s products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company’s annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedarplus.ca. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.